Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-161813
dated October 30, 2009
DUOYUAN PRINTING, INC.
We have filed a registration statement on Form S-1, including a prospectus, with the U.S. Securities and Exchange Commission, or the SEC. for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may access these documents and other documents we have filed for free on EDGAR by visiting the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Piper Jaffray & Co. at its toll-free number at 1-800-747-3924 (calling number is not toll-free outside the United States). You may also access DPI’s most recent prospectus dated October 30, 2009 included in Amendment No. 4 to the registration statement on Form S-1 filed on EDGAR by visiting the SEC website at www.sec.gov.
This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to the registration statement on Form S-1 filed with the SEC on October 30, 2009:
(1) The entire sections entitled “Summary—Recent Developments” and “Recent Developments” starting on pages 5 and 45 respectively, are amended to read:
     The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2009 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2008. Our first quarter 2010 results may not be indicative of our full year results for our fiscal year ending June 30, 2010 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

Selected Unaudited Consolidated Financial Information
for the Three Months Ended September 30, 2009 and 2008

	Three Months Ended September 30,
	2008		2009
		% of		% of
	$	revenue	$	revenue
		(dollars in thousands)
Revenues, net	26,179	100.0%	33,295	100.0%
Cost of revenues	12,331	47.1	15,788	47.4

Gross profit	13,848	52.9	17,507	52.6
Research and development expenses	694	2.7	364	1.1
Selling expenses	2,547	9.7	3,157	9.5
General and administrative expenses	932	3.6	1,490	4.5

Income from operations	9,675	36.9	12,496	37.5
Change in fair value of derivative instruments	55	0.2	111	0.3
Other income (expense), net
Non-operating expenses	(1)	0.0	—	—
Interest expense	(212)	(0.8)	(234)	(0.7)
Interest income and other income	34	0.1	31	0.1

Other expense, net	(179)	(0.7)	(203)	(0.6)
Income before provision for income taxes and noncontrolling interest	9,551	36.4	12,404	37.2
Provision for income taxes	927	3.5	2,409	7.2

Net income	8,624	32.9	9,995	30.0
Less: Net income attributable to noncontrolling interest	109	0.4	158	0.5

Net income attributable to Duoyuan Printing, Inc.	8,515	32.5	9,837	29.5
Other comprehensive income
Foreign currency translation gain	256	1.0	183	0.5

Comprehensive income attributable to Duoyuan Printing, Inc.	8,771	33.5%	10,020	30.1%

     Our revenue increased by $7.1 million, or 27.2%, from $26.2 million for the three months ended September 30, 2008 to $33.3 million for the three months ended September 30, 2009, primarily as a result of an increase in the volume of our products sold during this period. Revenue for our pre-press printing equipment increased by $0.1 million, or 12.7%, from $0.8 million for the three months ended September 30, 2008 to $0.9 million for the three months ended September 30, 2009. Revenue for our press printing equipment for the three months ended September 30, 2009 increased by $6.7 million, or 25.6%, when compared to the three months ended September 30, 2008. This increase was mainly attributable to an increase in the volume of our multicolor presses sold during this period.
     Our cost of revenue increased by $3.5 million, or 28.0%, from $12.3 million for the three months ended September 30, 2008 to $15.8 million for the three months ended September 30, 2009. This increase was primarily due to an increase in the volume of our products sold during this period, particularly sales of our multicolor presses. This increase in sales contributed to the increase in consumption of raw materials and components across our pre-press and press product categories as our revenue increased by 27.2% from the three months ended September 30, 2009 to the three months ended September 30, 2008. As a percentage of revenue, our cost of revenue increased 0.3% from 47.1% for the three months ended September 30, 2008 to 47.4% for the three months ended September 30, 2009. This increase was mainly due to the increase in our depreciation expense for capital expenditures made in prior years.
     Our income from operations increased by $2.8 million, or 29.1%, from $9.7 million for the three months ended September 30, 2008 to $12.5 million for the three months ended September 30, 2009. This increase was mainly due to increased multicolor press sales, which generated higher revenue for us.
     Our provision for income taxes increased by $1.5 million, or 159.9%, from $0.9 million for the three months ended September 30, 2008 to $2.4 million for the three months ended September 30, 2009. This increase was primarily due to the increase in our revenue by 27.2% over the same period and the increase in income tax rate for Duoyuan China. The income tax rate for Duoyuan China in 2008 was 12.5%. Beginning on January 1, 2009, the income tax rate for Duoyuan China increased to 25.0% as a result of the expiration of preferential tax treatments granted to Duoyuan China in prior years. Our effective tax rates were 9.7% for the three months ended September 30, 2008 and 19.4% for the three months ended September 30, 2009.
     As a result of the foregoing, our net income attributable to Duoyuan Printing, Inc. increased by $1.3 million, or 15.5%, from $8.5 million for the three months ended September 30, 2008 to $9.8 million for the three months ended September 30, 2009. As a percentage of revenue, our net income attributable to Duoyuan Printing, Inc. decreased 3.0% from 32.5% for the three months ended September 30, 2008 to 29.5% for the three months ended September 30, 2009.
(2) A new risk factor is added to the end of “Risk Factors — Risks Related to Doing Business in China” on page 34 and reads:
We may be exposed to monetary fines by the local housing authority and claims from our employees in connection with Hunan Duoyuan’s non-compliance with regulations with respect to contribution of housing provident funds for employees.
     According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions must be at least 5% of each employee’s average monthly income in the previous year. Our subsidiaries in the PRC, other than Hunan Duoyuan, have complied with the housing provident funds regulations. Hunan Duoyuan has not paid such funds for its employees since its establishment and the accumulated unpaid amount is approximately RMB 2.2 million. Under local regulations on collection of housing provident funds in Shaoyang City where Hunan Duoyuan is located, the local housing authority may require Hunan Duoyuan to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds for its employees within a specified time period. If Hunan Duoyuan fails to do so within the specified time period, the local housing authority may impose a monetary fine of RMB 10,000 to RMB 50,000 on it and may also apply to the local people’s court for enforcement. Hunan Duoyuan employees may also be entitled to claim payment of such funds individually. So far, we have not received any notice from the local housing authority or any claim from our current and former employees regarding Hunan Duoyuan’s non-compliance with the regulations. If any of the foregoing happens, our reputation, financial condition and results of operations could be materially and adversely affected.
(3) The table under “Dilution” on pages 43 and 44 is amended to read:

	Assuming Exercise of Over-Allotment Option
					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
	(dollars in thousands)

Existing shareholders	25,875,050(1)	80%	$27,288,040	31%	$1.05
New investors	6,440,419	20	61,183,980	69	9.50
Total	32,315,469	100%	$88,472,020	100%	$2.74

	Assuming No Exercise of Over-Allotment Option
						Average
	Shares Purchased			Total Consideration		Price Per
	Number		Percent	Amount	Percent	Share
	(dollars in thousands)

Existing shareholders	25,875,050	(1)	82%	$27,288,040	34%	$1.05
New investors	5,500,000		18	52,250,000	66	9.50
Total	31,375,050		100%	$79,538,040	100%	$2.54

(1)	Reflects the issuance of 875,000 restricted common shares which will be granted to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, without payment of consideration on or prior to the completion of this offering.
(4) The second paragraph under “Business—Employees” on page 108 is amended to read:
As required by PRC regulations, we participate in various employee benefit plans implemented by municipal and provincial governments, including pension, work-related injury insurance, medical insurance and unemployment insurance. We make contributions to these employee benefit plans at specified percentages of the salaries, bonuses and certain allowances we pay to our employees, capped at maximum amounts determined by the local government from time to time. According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. Our subsidiaries in the PRC, other than Hunan Duoyuan, have complied with the relevant PRC regulations on housing provident funds. For details, see “Risk Factors — Risks Related to Doing Business in China — We may be exposed to monetary fines by the local housing authority and claims from our employees in connection with Hunan Duoyuan’s non-compliance with regulations with respect to contribution of housing provident funds for employees.”
(5) The Principal Shareholders table under “Principal Shareholders” on page 143 is amended to read:

	Common Shares
	Beneficially Owned Prior
	to this Offering			Common Shares Beneficially Owned After this Offering(1)
Name and Address of Beneficial Owner	Number(2)		%(2)	Number		%

Principal Shareholders
Duoyuan Investments Limited No. 3 Jinyuan Road Daxing Industrial Development Zone Beijing, People’s Republic of China, 102600	17,562,355	(3)(4)	70.25%	17,562,355	(3)(4)	55.98%
Barry M. Kitt 4965 Preston Park Blvd., Ste 240 Plano, TX 75093	1,961,698	(5)	7.85%	1,961,698	(5)	6.25%
Pinnacle China Fund, L.P. 4965 Preston Park Blvd., Ste 240 Plano, TX 75093	1,599,613	(5)	6.40%	1,599,613	(5)	5.10%

(1)	Assumes the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

(2)	The percentage of beneficial ownership is based on 25,000,050 common shares outstanding as of the date of this prospectus, excluding 875,000 restricted common shares to be granted to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, on or prior to the completion of this offering, pursuant to our 2009 Omnibus Incentive Plan. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, each of the shareholders named in this table has sole voting and dispositive power with respect to the common shares shown as beneficially owned by such shareholder. The address for all of our directors and executive officers is c/o Duoyuan Printing, Inc., No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing, People’s Republic of China, 102600.

(3)	Duoyuan Investments Limited, a British Virgin Islands company, is the direct holder of 17,562,355 common shares. All of the equity interests of Duoyuan Investments Limited is held by Wenhua Guo, the chairman of our board of directors, who may be deemed the beneficial owner of the 17,562,355 common shares owned by Duoyuan Investments Limited.
(4)	As an inducement to participate in the November 2006 private placement and as set forth in the securities purchase agreement dated October 24, 2006, Wenhua Guo had agreed to cause Duoyuan Investments Limited to deposit 6,899,177 common shares in escrow to be released to Duoyuan Investments Limited or the private placement investors pursuant to the terms set forth in a make good escrow agreement dated October 24, 2006. Duoyuan Investments Limited retained the voting power and dividend rights of these escrow shares until any release of the shares to the private placement investors. The make good escrow agreement set forth annual performance and financial benchmarks for us to meet for each year ended June 30, 2006, 2007 and 2008. A third of the escrow shares would be released promptly to the private placement investors after each annual notification to the escrow agent of our failure to meet the performance and financial benchmarks for any applicable year. A third of the escrow shares would be released promptly to Duoyuan Investments Limited after each annual notification of our success in meeting the performance and financial benchmarks for any applicable year. We met all annual performance and financial benchmarks for the years ended June 30, 2006, 2007 and 2008. All escrow shares have been or will be released to Duoyuan Investments Limited.
(5)	Pinnacle China Fund, L.P. is the direct holder of 1,440,627 common shares and a warrant to purchase 158,986 common shares. Pinnacle China Fund, L.P.’s general partner is Pinnacle China Advisers, L.P. Pinnacle China Advisers, L.P.’s general partner is Pinnacle China Management, L.L.C. Pinnacle China Management, L.L.C. is managed by Kitt China Management, L.L.C., managed by Barry M. Kitt. As a result of Mr. Kitt’s control over these entities, Mr. Kitt may be deemed the beneficial owner of the 1,599,613 common shares beneficially owned by Pinnacle China Fund, L.P.

Pinnacle Fund, L.P. is the direct holder of 362,085 common shares. Pinnacle Fund, L.P.’s general partner is Pinnacle Advisers, L.P. Pinnacle Advisers, L.P.’s general partner is Pinnacle Fund Management, LLC. The sole member of Pinnacle Fund Management, LLC is Mr. Kitt. As a result of Mr. Kitt’s control over these entities, Mr. Kitt may be deemed the beneficial owner of the 362,085 common shares owned by Pinnacle Fund, L.P.

Mr. Kitt expressly disclaims beneficial ownership of the 1,961,698 common shares beneficially owned by Pinnacle China Fund, L.P. and Pinnacle Fund, L.P.

(6) The first paragraph under “Selling Security Holders” on page 144 is amended to read:
The selling shareholders are selling 769,462 shares of our common shares, which were issued to them in our November 2006 private placement. None of our pre-equity transfer investors, which include certain investors, members of former management team and their affiliates, is selling shares in this offering.
(7) The entire selling shareholder table under “Selling Security Holders—Selling Shareholders” on pages 145 and 146 is amended to read:

	Common Shares Beneficially				Common Shares Beneficially
	Owned Prior to the Offering				Owned After the Offering
	Number of				Number of
	Shares			Number of	Shares
	Beneficially		Percent	Shares Being	Beneficially		Percent
Selling Shareholder	Owned		of Class(%)	Offered	Owned		of Class(%)

The Frost National Bank Cust FBO(1) Renaissance US Growth Investment Trust PLC	657,597	(10)	2.63	195,313	462,284	(10)	1.47
The Frost National Bank Cust FBO(2) US Special Opportunities Trust PLC	219,199	(11)	*	65,104	154,095	(11)	*
The Frost National Bank Cust FBO(3) Renaissance Capital Growth & Income Fund III	146,133	(12)	*	43,403	102,730	(12)	*
The Northern Trust Comp Cust FBO(4) Premier RENN US Emerging Growth Fund Limited	146,133	(12)	*	43,403	102,730	(12)	*
Jayhawk Private Equity Fund, L.P.(5)	824,861	(13)	3.30	244,992	579,869	(13)	1.85
Jayhawk Private Equity Co-Invest Fund, L.P.(5)	51,935	(14)	*	15,425	36,510	(14)	*
SCG Private Holdings, LLC(6)	69,011		*	23,003	46,008		*
Heller Capital Investments, LLC(7)	175,360	(15)	*	52,083	123,277	(15)	*
Berlin Capital Growth, L.P.(8)	130,209		*	43,403	86,806		*
MidSouth Investor Fund LP(9)	145,900	(16)	*	43,333	102,567	(16)	*
Selling Shareholder Shares in Total	2,566,338	(17)	10.27	769,462	1,796,876	(17)	5.72

*	Less than 1%

(1)	Russell Cleveland has investment and voting control over the shares held by The Frost National Bank Cust FBO Renaissance US Growth Investment Trust PLC. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of Renaissance US Growth Investment Trust PLC.
(2)	Russell Cleveland has investment and voting control over the shares held by The Frost National Bank Cust FBO US Special Opportunities Trust PLC. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of U.S. Special Opportunities Trust PLC.
(3)	Russell Cleveland has investment and voting control over the shares held by The Frost National Bank Cust FBO Renaissance Capital Growth & Income Fund III. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of Renaissance Capital Growth & Income Fund III, Inc.
(4)	Russell Cleveland has investment and voting control over the shares held by The Northern Trust Comp Cust FBO Premier RENN US Emerging Growth Fund Limited. Mr. Cleveland is the president of RENN Capital Group, Inc., which is the investment advisor of Premier RENN US Emerging Growth Fund Limited.
(5)	Kent McCarthy has investment and voting control over the shares held by Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P. Mr. McCarthy is the managing member of Jayhawk Capital Management, L.L.C., which is the general partner of Jayhawk Private Equity GP, L.P., which is the general partner of Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P.
(6)	Dr. Michael Burry has investment and voting control over the shares held by SCG Private Holdings, LLC.

(7)	Ronald I. Heller, chief investment officer of Heller Capital Investments, LLC, has investment and voting control over the shares held by Heller Capital Investments, LLC.
(8)	Thomas G. Berlin, managing member of Berlin Financial, Ltd, which is the general partner of Berlin Capital Growth, L.P, has investment and voting power over the shares held by Berlin Capital Growth, L.P..
(9)	Lyman O. Heidtke, general partner for MidSouth Investor Fund LP, has sole investment and voting control over the shares held by MidSouth Investor Fund LP.
(10)	Includes warrants to purchase 71,658 shares.
(11)	Includes warrants to purchase 23,886 shares.
(12)	Includes warrants to purchase 15,924 shares.
(13)	Includes warrants to purchase 89,885 shares.
(14)	Includes warrants to purchase 5,659 shares.
(15)	Includes warrants to purchase 19,109 shares.
(16)	Includes warrants to purchase 15,899 shares.
(17)	Includes warrants to purchase 242,020 shares.

Except as otherwise described above, none of the selling shareholders have any material relationship with us other than the private placement transaction described in this prospectus.
(8) The first paragraph under “Our Board of Directors” on page 149 is amended to read:
Our bylaws provide that the number of directors shall be fixed from time to time by the board of directors. Under Wyoming law, if the shareholders approve of a change from fixed number of directors to a variable number, the board of directors may increase or decrease the number of directors within the prescribed range without shareholder approval.
(9) A new third paragraph under “Advance Notice of Director Nominations and New Business” on page 150 is added and reads:
Nominations of director candidates for election at any meeting of shareholders called for election of directors (the “election meeting”) may be made by our board of directors or any shareholder entitled to vote at such election meeting. Nominations made by the board of directors shall be made at the meeting of the board of directors, or by written consent of the requisite number of directors in lieu of a meeting, at which the date is set for the election meeting and shall be approved by a majority of independent directors. Shareholders making nominations must deliver notice to the de facto secretary of the company setting forth certain information and representations regarding the director candidate and the shareholder making the nomination in accordance with the requirements set forth in the company's bylaws.
(10) The first sentence under “Shares Eligible for Future Sales—Rule 144” on page 152 is amended to read:
Under Rule 144 of the Securities Act, a person who is not one of our affiliates at any time during the three months preceding a sale and has beneficially owned restricted shares of our common shares for at least six months are entitled to sell an unlimited number of those shares in the United States provided current public information about us is available and, after one year, are entitled to sell an unlimited number of those shares without restriction.
(11) The entire section under “Shares Eligible for Future Sales—Rule 701” on page 153 is amended to read:
Rule 701 under the Securities Act, as currently in effect, permits certain resales of shares in reliance upon Rule 144 but without compliance with specified restrictions, including the holding period requirement, of Rule 144. On or prior to the completion of this offering, we will grant 875,000 restricted common shares to certain employees, including members of our executive management team but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan. These employees may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates who purchased shares under a written compensation plan or contract may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. However, all Rule 701 shares are subject to lock-up agreements with the underwriters and will only become eligible for sale at the expiration of the lock-up period or upon obtaining the prior written consent of Piper Jaffray.
(12) Certain number of share references:
All references in the prospectus to 6,486,598 common shares have been changed to 6,269,462 common shares. All references in the prospectus to the selling shareholders offering 986,598 common shares have been changed to 769,462 common shares. All references to 973,000 additional common shares to cover over-allotments have been changed to 940,419 additional common shares. All references to 32,348,050 common shares outstanding immediately after this offering assuming the underwriters exercise their over-allotment option in full have been changed to 32,315,469 common shares.